UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2013, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  November 18, 2013
By:      /s/ Elizabeth Withers
Elizabeth Withers
Associate Director, HRSS Finance, Global Business Services

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980

Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2013 and 2012, and
Supplemental Schedule as of June 30, 2013, and
Report of Independent Registered Public
Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2013 and 2012	3

Notes to Financial Statements as of and for the Years Ended June 30, 2013 and 2012	4-10

SUPPLEMENTAL SCHEDULE:	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2013	12

     NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
        and Regulations for Reporting and Disclosure under the Employee Retirement Income
        Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the “Plan”) as of June 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
November 18, 2013

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2013 AND 2012

	2013	2012

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:

Cash	$ 986,716	$ 107,193
The Procter & Gamble Company common stock	1,168,387,836	1,001,511,438
The J.M. Smucker Company common stock	3,216,470	2,744,187
Common collective trust funds	1,640,865,092	1,492,770,102

Total participant-directed investments — at fair value	2,813,456,114	2,497,132,920

RECEIVABLES — Notes receivable from participants	23,893,323	25,078,491

NET ASSETS AVAILABLE FOR BENEFITS	$ 2,837,349,437	$ 2,522,211,411

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

	2013	2012

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	$ 428,073,732	$ (33,606,184)
Net appreciation in contract value of investments	-	5,322,286
Interest	579,670	313,657
Dividends	35,974,810	35,387,736

Total investment income — net	464,628,212	7,417,495

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	1,125,102	1,266,179

CONTRIBUTIONS:
Employer contributions	6,978	30,489
Employee contributions	100,138,628	108,293,712
Employee rollovers	3,342,092	1,409,712

Total contributions	103,487,698	109,733,913

DEDUCTIONS:
Benefits paid to participants	252,924,353	155,134,904
Administrative expenses	1,538,019	1,487,770

Total deductions	254,462,372	156,622,674

NET INCREASE (DECREASE) IN NET ASSETS
PRIOR TO TRANSFER	314,778,640	(38,205,087)

TRANSFERS FROM OTHER QUALIFIED PLANS — Net	359,386	821,292

NET INCREASE (DECREASE) IN NET ASSETS	315,138,026	(37,383,795)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,522,211,411	2,559,595,206

End of year	$ 2,837,349,437	$ 2,522,211,411

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble Savings Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Gillette Company Employee Stock Ownership Plan (the “Gillette ESOP”), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the companies’ health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. During the fiscal years ended June 30, 2013 and 2012, transfers from the Gillette ESOP to the Plan totaled $359,386 and $821,292, respectively.

The employees of Natura Pet Products, Inc., an acquisition of the Company, began participating in the Plan effective August 1, 2012.

Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2013 and 2012, an additional $5,500 as a “catch-up” contribution in excess of the maximum 401(k) contributions of $17,500 and $17,000 respectively.

Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2013 and 2012 of $6,978 and $30,489, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan’s earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.

Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. During the year ended June 30, 2012, the Plan changed the investment options offered by the Plan. The Plan currently offers common stock and common collective trust funds as investment options for participants.

Vesting — Participants are 100% vested to the assets in their Plan accounts.

Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower’s account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on-going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock; in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.

A participant may withdraw any portion of after-tax contributions, which were derived from previously merged plans, once in any three-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six month period.  Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of 12 months.

Account balances attributable to terminated employees are $1,034,006,509 and $875,276,033 as of June 30, 2013 and 2012, respectively.

Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties —  The Plan utilizes various investment instruments, including Company common stock, The J.M. Smucker Company (“Smucker’s”) common stock, and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments.  The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investment in the mutual fund were deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. In addition, recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Standards —

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2013 and 2012.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.

Cash Equivalents — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2013 and 2012, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2013 and 2012.

	Fair Value Measurements at June 30, 2013, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash	$ 986,716	$ -	$ -	$ 986,716
Common collective trusts:
Equity	-	1,091,731,098	-	1,091,731,098
Fixed income	-	470,541,382	-	470,541,382
Other	-	78,592,612	-	78,592,612
Common stock	1,171,604,306	-	-	1,171,604,306

Total	$ 1,172,591,022	$ 1,640,865,092	$ -	$ 2,813,456,114

	Fair Value Measurements at June 30, 2012, Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total

Cash	$ 107,193	$ -	$ -	$ 107,193
Common collective trusts:
Equity	-	948,491,209	-	948,491,209
Fixed income	-	476,893,524	-	476,893,524
Other	-	67,385,369	-	67,385,369
Common stock	1,004,255,625	-	-	1,004,255,625

Total	$ 1,004,362,818	$ 1,492,770,102	$ -	$ 2,497,132,920

4.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of June 30, 2013 and 2012, are as follows:

Description	2013	2012
At Fair Value

*Company Common Stock	$ 1,168,387,836	$ 1,001,511,438
BlackRock World Equity Index Fund	300,422,700	272,908,104
BlackRock Money Market Fund	210,654,463	232,221,764
BlackRock US Intermediate-Term Bond Index Fund	221,189,596	212,623,673
BlackRock Small Cap Equity Index Fund	224,021,513	186,210,622
BlackRock Large Cap Equity Index Fund	567,286,885	489,372,483

*Indicates party in interest

During the years ended June 30, 2013 and 2012, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2013	2012

Net appreciation (depreciation) in fair value of:
Common collective trust funds	$ 177,707,519	$ 3,129,857
Company common stock	249,439,193	(36,696,445)
Smucker’s common stock	927,020	(39,596)

Net appreciation (depreciation) in fair value of investments	$ 428,073,732	$ (33,606,184)

Net appreciation in contract value of investments	$ -	$ 5,322,286

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Prior to January 2012, certain Plan investments were shares of a mutual fund and units of a stable value fund managed by J.P. Morgan Investment Advisors. In January 2012, the Plan divested these investments and they are no longer Plan investment options. J. P. Morgan Retirement Plan Services is the recordkeeper, as chosen by the Plan Committee. J. P. Morgan Investment Advisors and J.P. Morgan Retirement Plan Services are both affiliates of J.P. Morgan Chase Bank. J. P. Morgan Chase Bank is also the trustee of the Plan as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2013 and 2012, the Plan held 15,175,839 and 16,351,207 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $681,821,465 and $712,091,963, respectively. During the years ended June 30, 2013 and 2012, the Plan recorded dividend income on Company common stock of $35,905,339 and $35,313,180, respectively.

During the years ended June 30, 2013 and 2012, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $249,439,193 and $(36,696,445), respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2013 and 2012, to Form 5500:

	2013	2012

Net assets available for benefits per the financial
statements	$ 2,837,349,437	$ 2,522,211,411
Less certain deemed distributions of participant loans	(2,704,413)	(2,341,360)

Net assets available for benefits per the Form 5500	$ 2,834,645,024	$ 2,519,870,051

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2013, to Form 5500 net income:

Net increase in assets available for benefits per the financial
statements prior to transfer in	$ 314,778,640
Less certain deemed distributions of participant loans and
related interest	(363,053)

Net gain per the Form 5500	$ 314,415,587

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2013, to Form 5500:

Net investment income per the financial statements	$ 464,628,212
Add interest on loans to participants	1,125,102
Less interest on deemed distribution	(164,864)

Net investment income per the Form 5500	$ 465,588,450

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2013, to Form 5500:

Benefits paid to participants per the financial statements	$ 252,924,353
Less current loan defaults	(311,597)
Plus current deemed distributions	509,786

Benefits paid to participants per the Form 5500	$ 253,122,542

SUPPLEMENTAL SCHEDULE

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2013
EIN: 31-0411980
PLAN: 042

	Identity of Issuer	Description of Investment	Fair Value

	INVESTMENTS AT FAIR VALUE:
*	J.P. Morgan	Interest bearing cash	$ 986,716
*	The Procter & Gamble Company	Common stock	1,168,387,836
	The J.M. Smucker Company	Common stock	3,216,470
	Common Collective Trust Fund:
	BlackRock	BlackRock MSCI ACWI EX-U.S. Index Non-Lendable Fund F	300,422,700
	BlackRock	US Debt Index Non-Lendable Fund E	221,189,596
	BlackRock	Russell 2000 Index Non-Lendable Fund E	224,021,513
	BlackRock	Equity Index Fund EX	567,286,885
	BlackRock	Money MarketFund -W	210,654,463
*	State Street Global Advisors	SSgA US Short Term Government/Credit Bond Index	38,697,323
*	State Street Global Advisors	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	78,592,612
*	Loans to participants	Various participants, interest rates ranging from 4.25% to
		9.25% various maturities through December 2021	21,188,910

	TOTAL INVESTMENTS		$ 2,834,645,024

*	Denotes party-in-interest.